

Mail Stop 7010

December 7, 2007

via U.S. mail and facsimile

Mr. Michael E. Hicks
Senior Vice President and Chief Financial Officer
OMNOVA Solutions Inc.
175 Ghent Road
Fairlawn, OH 44333-3300

> **RE: OMNOVA Solutions Inc.**
> **Form 10-K for the Fiscal Year Ended November 30, 2006**
> **Filed January 26, 2007**
> **Form 10-K Amendment No. 1 for the Fiscal Year**
> **Ended November 30, 2006**
> **Filed March 23, 2007**
> **Form 10-Q for the Fiscal Quarter Ended August 31, 2007**
> **Filed September 28, 2007**
> **File No. 001-15147**

Dear Mr. Hicks:

We have reviewed your response letter dated November 27, 2007, to our letter dated November 1, 2007, and have the following comments. Where indicated, we think you should revise your document in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended November 30, 2006

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 16

1. We have reviewed your response to our prior comment 1. It remains unclear to us how you have determined it is appropriate to present total segment operating profit based on the guidance in Item 10(e)(1)(ii)(B) of Regulation S-K and Question 8 of the SEC "Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures." Based on your response, it appears that you believe Item 10(e)(1)(ii)(B) of Regulation S-K allows registrants a GAAP measure to be adjusted for recurring and non-recurring items to arrive at a non-GAAP measure as long as that measure is not further adjusted for any other recurring items. If this assessment of your position is correct, please note that we do not agree with such interpretation based on the guidance in Questions 8 and 9 of the SEC "Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures." Based on your disclosures on page 56 within Note Q, total segment operating profit eliminates interest expense and corporate expenses from income (loss) from continuing operations before income taxes. These items appear to be recurring in nature. As such, it is unclear to us how you have determined that total segment operating profit is consistent with the guidance in Item 10(e)(1)(ii)(B) of Regulation S-K. Please provide us with a detailed reconciliation of total segment operating profit to income (loss) from continuing operations before income taxes.

    As noted in Question 8 of the SEC "Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures," if you do remove recurring items to arrive at a non-GAAP financial performance measure, you must meet the burden of demonstrating the usefulness of any measure that excludes recurring items, especially when the non-GAAP financial measure is used to evaluate performance. Further, Question 8 notes, "[w]hether an item may, or indeed must, be discussed in MD&A is a different question from whether it may be eliminated or adjusted in connection with a non-GAAP financial measure…Such measures more likely would be permissible if management reasonably believes it is probable that the financial impact of the item will disappear or become immaterial within a near-term finite period. As such, please provide us with a detailed response that meets this high threshold of demonstrating this measure's usefulness. Otherwise, please revise your disclosures in future filings to remove such presentation.

    Finally, we note that your analysis of your results of operations within MD&A only provides a detailed discussion and analysis of total segment operating profit without a detailed discussion and analysis of a GAAP performance measure. Such presentation appears to give the non-GAAP measure greater prominence, which appears to be inconsistent with the guidance in Item 10(e)(1)(i)(A) of Regulation S-K.

Note A – Significant Accounting Policies, page 38
Environmental Costs, page 38

2. We note your response to our prior comment 7. It appears that you have not
    included any of the disclosures required by paragraph 22 of SFAS 143 due to your
    determination that you do not have any material asset retirement obligations.
    Please provide us with a detailed explanation as to how you determined that your
    asset retirement obligations within the scope of SFAS 143 are immaterial and do
    not require disclosure. In this regard, please note that a materiality assessment
    based on the liability recognized in the historical consolidated financial statements
    would not appear to be reasonable.

Note P – Contingencies, page 54

3. We note your response to our prior comment 9. Specifically, you state that you
    do not have any material accruals for loss contingencies nor do you believe it is
    reasonably possible that a material loss has been incurred. It is unclear to us how
    you arrived at this conclusion based on your statement in your 2006 Form 10-K as
    follows: "The effect that the ultimate resolution of these matters may have on
    results of operations cannot be predicted because any such effect depends on both
    future results of operations and the amount and timing of the resolution of these
    matters." Such disclosure appears to indicate that it is reasonably possible if not
    probable that one or more of your litigation may be material to your results of
    operations. Please explain to us how you arrived at your conclusion as stated in
    your response letter dated November 27, 2007, given the disclosure you have
    included in your 2006 Form 10-K. Otherwise, please revise your loss
    contingency disclosure in future filings to provide detailed disclosures for specific
    contingencies. Refer to paragraphs 9 and 10 of SFAS 5 for guidance. In addition,
    please also revise your disclosure in future filings to state your conclusion as to
    whether the probable and/or reasonably possible loss contingency for these
    matters is material to your liquidity. Please provide us with the disclosure you
    intend to include in future filings.

*   *   *   *

Please respond to these comments within 10 business days, or tell us when you
will provide us with a response. Please furnish a letter on EDGAR that keys your
responses to our comments and provides any requested supplemental information.
Detailed letters greatly facilitate our review. Please understand that we may have
additional comments after reviewing your responses to our comments.

You may contact Dorine Miller, Financial Analyst, at (202) 551-3711 or, in her absence, Pamela Long, Assistant Director, at (202) 551-3765, if you have any questions regarding legal or disclosure matters. Please contact Ryan Rohn, Staff Accountant, at (202) 551-3739 or, in his absence, to Tracey Houser, Staff Accountant, at (202) 551-3736, or to the undersigned at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Terence O'Brien
Accounting Branch Chief